UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

VERILINK CORP.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

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(Title of Class of Securities)

923432 306

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(CUSIP Number)

John Heskett

HESKETT & HESKETT

501 South Johnstone, Suite 501, Bartlesville, Oklahoma 74003

(918) 336-1773

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(Name, Address and Telephone number of Person Authorized to

Receive Notices and Communications

November 14, 2008

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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

         NAME OF REPORTING PERSONS

John Heskett

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE

         PERSONS

(ENTITIES ONLY)

94-2857548

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        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[   ]   (b)[ X ]

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         SEC USE ONLY

    3

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         SOURCE OF FUNDS

OO

    4

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         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

         ITEMS 2(D) OR 2(E)  [ ]

    5

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         CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

    6

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          SOLE VOTING POWER

    7

Mr. Heskett has actual sole voting and dispositive power over 25,000,000 shares owned by IACE Investments Two, Inc., of which Mr. Heskett is the sole stockholder, sole director and President. (1)

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          SHARED VOTING POWER

          NUMBER OF

    8    SHARES

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          BENEFICIALLY     SOLE DISPOSITIVE POWER

25,000,000

    9    OWNED BY

as set forth in 7 above

          EACH                       ----------------------------------------------------

          REPORTING            SHARED DISPOSITIVE POWER

   10   PERSON WITH

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          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

          REPORTING PERSON

25,000,000

    11

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          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

          EXCLUDES CERTAIN SHARES

 [   ]

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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN

          ROW (11)

96%

     13

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          TYPE OF REPORTING PERSON

IN

     14

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ITEM 1.

SECURITY AND ISSUER

This statement on Schedule 13D ("Schedule 13D") relates to common stock, par value $.01 ("Restricted Common Stock") of Verilink Corp. a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located 501 South Johnstone Ave., Suite 501, Bartlesville, Oklahoma 74003.

ITEM 2.

IDENTITY AND BACKGROUND

This statement is being filed on behalf of John Heskett (sometimes referred to herein as the “Reporting Person”), as the sole stockholder, sole director and President of IACE Investments Two, Inc.  As President of IACE Investments Two, Inc., Mr. Heskett has sole voting and dispositive power over the Issuer’s shares held by IACE Investments Two, Inc..

Mr. Heskett is a citizen of Oklahoma and his principal business address is 501 South Johnstone Ave., Suite 501, Bartlesville, Oklahoma 74003.  The principal address of IACE Investments Two, Inc. is 501 South Johnstone Ave., Suite 501, Bartlesville, Oklahoma 74003.

During the last five years, Mr. Heskett has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The stock was acquired pursuant to the Order Confirming Second Amended Joint Plan of Reorganization dated December 6, 2007, filed in the United States Bankruptcy Court for the Northern District of Alabama in Case Nos. 06-80566 and 06-80567, on the 31st day of January, 2007.

ITEM 4.

PURPOSE OF TRANSACTION

In connection with the transaction, the Reporting Person acquired the Issuer Common Stock as an investment.

(a)

The Reporting Person is not aware of any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b)

The Reporting Person is not aware of any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c)

The Reporting Person is not aware of any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d)

The Reporting Person is not aware of any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

(e)

The Reporting Person is not aware of any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f)

The Reporting Person is not aware of any other material changes in the Issuer’s business or corporate structure.

(g)

The Reporting Person is not aware of any changes in the Issuer"s charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition or control of the Issuer by any person.

(h)

The Reporting Person is not aware of any plans or proposals that relate to or would result in the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)

The Reporting Person is not aware of any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)

The Reporting Person is not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

(a)

The Reporting Person has acquired 25,000,000 shares of the Issuer Common Stock, at $.01 per share representing 96% of the outstanding Issuer Shares, as of November 13, 2008.

(b)

The Reporting Person will have the power to vote and dispose of 25,000,000 shares of the Issuer Common Stock, representing 96% of the outstanding Issuer Shares, as of the date of the Reporting Person's most recent filing with the Securities and Exchange Commission.

(c)

Not applicable.

(d)

Not applicable.

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH

RESPECT TO SECURITIES OF THE ISSUER

The stock was acquired pursuant to the Order Confirming Second Amended Joint Plan of Reorganization dated December 6, 2007, filed in the United States Bankruptcy Court for the Northern District of Alabama in Case Nos. 06-80566 and 06-80567, on the 31st day of January, 2007.

ITEM 7.

 MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2008

/s/   John Heskett

John Heskett